Exhibit 99.2

Fiat Chrysler Automobiles announces that FCA US LLC issued today US retail sales in November 2015

FCA US LLC Reports November 2015 U.S. Sales Increased 3 Percent; Best November in 15 years

•	68th-consecutive month of year-over-year sales gains

•	Jeep® brand sales up 20 percent; best November sales ever

•	Jeep Cherokee, Jeep Compass, Jeep Patriot, and Jeep Wrangler record their best November sales ever

•	Dodge Challenger and Dodge Journey log their best November sales ever

•	Ram pickup truck registers its best November sales ever

Auburn Hills, Mich., Dec. 1, 2015 - FCA US LLC today reported U.S. sales of 175,974 units, a 3 percent increase compared with sales in November 2014 (170,839 units), and the group’s best November sales since 2000.

The Jeep® and Ram Truck brands each posted year-over-year sales gains in November compared with the same month a year ago. The Jeep brand’s 20 percent increase was the largest sales gain of any FCA US brand during the month. The group extended its streak of year-over-year sales gains to 68-consecutive months.

“Despite having two less selling days this November, FCA US still recorded its best November sales since 2000 and our 68th-consecuitve month of year-over-year sales increases,” said Reid Bigland, Head of U.S. Sales. “The favorable I.O.U. environment of low interest rates, oil prices, and unemployment, coupled with our strongest product line up ever, continues to be a significant driver of FCA sales.”

Seven FCA US vehicles set records in the month of November, including four Jeep brand vehicles. The Jeep Cherokee, Jeep Compass, Jeep Patriot, and Jeep Wrangler each recorded their best November sales ever. The Chrysler Town & Country minivan posted a 20 percent sales gain, the largest percentage year-over-year increase of any FCA US vehicle in the month. The Dodge Challenger, Dodge Journey and Ram pickup truck also turned in their best November sales ever.

FCA US finished the month of November with an 86-day supply of inventory (659,063 units). U.S. industry sales figures for November are internally projected at an estimated 18.4 million units Seasonally Adjusted Annual Rate (SAAR).

Jeep® Brand
Jeep brand sales increased 20 percent, the brand’s best November sales ever and its 26th-consecutive month of year-over-year sales gains. The Jeep brand has set a sales record in every month dating back to November 2013. The Compass, Patriot, Wrangler and Cherokee each posted their best November sales ever. The Compass’ 19 percent increase was the largest year-over-year percentage gain of any Jeep brand model for the month. Sales of the flagship Jeep Grand Cherokee were up 11 percent for its best November sales since 2003. The Grand Cherokee was named a Consumers Digest Best Buy for the sixth-consecutive year. The Renegade earned a Best Buy designation in November from both Consumer Guide Automotive and Consumers Digest.

Ram Truck Brand
Ram Truck brand sales, which include the Ram pickup truck, Ram ProMaster, Ram ProMaster City and Ram Cargo Van, were up 1 percent in November, the brand’s best November sales since 2003. Sales of the Ram pickup truck increased 2 percent, the pickup’s best November sales ever. The pickup was named a 2016 Best Buy last month by the editors at Consumer Guide Automotive. Ram ProMaster City sales were up 158 percent in November, compared with the previous month of October. It was the ProMaster City’s best sales month since it was launched in January. Green Car Journal named the ProMaster City its 2016 Commercial Green Car of the Year during last month’s San Antonio Auto & Truck Show. The ProMaster City is Ram’s newest addition to its commercial vehicle lineup and contributes to the expanding, purpose-built van segment with a number of best-in-class, functional elements tied directly to commercial customer demand.

Dodge Brand
Five Dodge brand vehicles posted sales gains, including the Dodge Challenger and Dodge Journey, which had their best November sales ever. It was the Challenger’s 10th sales record this year. The Dodge Charger, Dodge Durango and Dodge Viper all posted year-over-year sales gains in November. The Charger, for the second time in two years, has earned the Residual Value Award in the “Full-size Car” category from ALG, the industry benchmark for residual values and depreciation data. The Durango last month earned a 2016 Best Buy designation in the Large SUV category from editors at Consumer Guide Automotive for the fourth-consecutive year. In addition, the Durango and Challenger each earned a Best Buy last month from Consumers Digest. Also, the Charger and Durango made Strategic Vision’s annual list of “Most Loved Vehicles in America.” Dodge brand sales were down 8 percent in November, compared with the same month a year ago.

FIAT Brand
FIAT brand sales, which include the Fiat 500, Fiat 500L, and 500X, the newest addition to the FIAT brand vehicle lineup, were down 3 percent in November compared with the same month a year ago. The Fiat 500 last month earned a Best Buy designation from Consumers Digest for the fifth time in the Subcompact category. Also last month, the 500 and the fully-electric Fiat 500e both made Strategic Vision’s “Most Loved Vehicles in America” list.

Chrysler Brand
Sales of the Chrysler Town & Country minivan were up 20 percent, the minivan’s second best sales month this year. The Town & Country’s 20 percent sales gain was the largest percentage year-over-year increase of any FCA US vehicle in the month.
Chrysler brand sales were down 12 percent, compared with the same month a year ago. The Chrysler 300, the brand’s flagship sedan, earned its fourth Best Buy award in the Luxury Cars category from Consumers Digest in November. Consumers Digest selects Best Buys by identifying vehicles that deliver the most value for the money within their segment.

FCA US LLC Sales Summary November 2015

	Month Sales		Vol %	CYTD Sales		Vol %
Model	Curr Yr	Pr Yr	Change	Curr Yr	Pr Yr	Change
Compass	4,886	4,099	19%	57,873	56,318	3%
Patriot	8,348	7,546	11%	107,258	84,028	28%
Wrangler	13,847	13,592	2%	187,111	161,325	16%
Cherokee	17,426	16,945	3%	196,211	160,793	22%
Grand Cherokee	17,051	15,307	11%	174,950	166,610	5%
Renegade	7,345	0	New	51,971	0	New
JEEP BRAND	68,903	57,489	20%	775,374	629,074	23%
200	10,332	14,317	-28%	169,310	101,134	67%
300	3,932	4,871	-19%	48,253	49,390	-2%
Town & Country	9,689	8,055	20%	82,991	127,331	-35%
CHRYSLER BRAND	23,953	27,243	-12%	300,554	277,855	8%
Dart	6,190	9,012	-31%	80,661	76,977	5%
Avenger	14	540	-97%	1,193	51,250	-98%
Charger	6,685	6,569	2%	86,058	85,677	0%
Challenger	4,263	4,157	3%	61,621	46,673	32%
Viper	50	45	11%	613	671	-9%
Journey	7,798	7,530	4%	96,718	85,151	14%
Caravan	8,158	8,842	-8%	84,471	122,899	-31%
Durango	5,780	5,413	7%	56,562	58,279	-3%
DODGE BRAND	38,938	42,108	-8%	467,897	527,577	-11%
Ram P/U	36,407	35,865	2%	407,981	395,567	3%
Cargo Van	4	1,709	-100%	3,184	9,941	-68%
ProMaster Van	2,754	3,290	-16%	24,066	15,003	60%
ProMaster City	1,942	0	New	8,113	0	New
RAM BRAND	41,107	40,864	1%	443,344	420,511	5%
Alfa 4C	44	24	New	606	24	New
ALFA BRAND	44	24	New	606	24	New
500	968	1,984	-51%	23,583	31,406	-25%
500L	228	1,127	-80%	7,555	10,931	-31%
500X	1,833	0	New	7,467	0	New
FIAT BRAND	3,029	3,111	-3%	38,605	42,337	-9%

TOTAL FCA US LLC	175,974	170,839	3%	2,026,380	1,897,378	7%

TOTAL CAR	32,478	41,519	-22%	472,230	443,202	7%
TOTAL TRUCK	143,496	129,320	11%	1,554,482	1,454,176	7%

For additional information:
Ralph Kisiel
Tel.: +1-248-512-2757
Cell.: +1-248-705-9688
ralph.kisiel@fcagroup.com
www.fcagroup.com